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Derek J. Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

February 3, 2021

Re:	Figure Acquisition Corp. I
Draft Registration Statement on Form S-1
Submitted January 12, 2021
CIK No. 0001839550

Mr. Ruairi Regan

Ms. Brigitte Lippmann

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Regan and Ms. Lippmann,

On behalf of our client, Figure Acquisition Corp. I, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 as filed on January 12, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated February 2, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing a registration statement on Form S-1 (the “Form S-1”), together with this response letter. The Form S-1 also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of today’s as-filed Form S-1 and a marked copy of the Form S-1 showing the changes to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Form S-1 where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1

Summary, page 1

1. We note your disclosure on pages 137 and F-14, that in the case that additional shares of Class A common stock or equity-linked securities are issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal 20% of the sum of (i) the total number of all shares of common stock outstanding upon the completion of the Proposed Public Offering, plus (ii) the total number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with or in connection with the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities

U.S. Securities and Exchange Commission	2	February 3, 2021

issued, or to be issued, to any seller in the initial business combination and any units or warrants issued to our sponsor or its affiliates upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one for one basis. This disclosure appears to be inconsistent with the disclosure on pages 17 and 59, that indicates the percentage is 10%. Please advise or revise.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and F-14 accordingly.

Founder shares conversion and anti-dilution rights, page 17

2. We note your disclosure that holders of founder shares may elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock at any time. Please clarify the situations and the reasons why holders of founder shares may decide to convert their Class B shares prior to the business combination, especially given the Class B additional voting rights in connection with a business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages the cover, 15, 17, 57, 59, 138 and 139 accordingly.

Shares of Class L Common Stock, page 20

3. Please clarify here and under Description of Securities your disclosure and calculations relating to the L Class shares. Your revisions should also address the following:

•	In your example on page 21, the sum of the two price vesting amounts do not equal the total conversion amount.

•	In your example on page 22, you state that all of the issued and outstanding shares of Class L common stock will automatically convert into 7,936,508 shares of Class A common stock. However, the conversion ratio for the Class L common stock for a Qualifying Strategic Transaction at an effective price of at least $15 per share is based in part on 20% of the sum of the total number of shares of Class A common stock issued and outstanding upon the consummation of the offering. Describe in greater detail and disclose the assumptions in your example.

•	In your discussion regarding a Qualifying Strategic Transaction at an effective price of at least $10 per share, provide a detailed example for each price vesting scenario.

•	In your example on page 24, provide greater disclosure and the assumptions used in your calculations, including how this formula works with both the Strategic Transaction events described above the example.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21-24, 60-61, 140-141 and F-14 - F-15 accordingly.

*****

U.S. Securities and Exchange Commission	3	February 3, 2021

To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Derek J. Dostal

Derek J. Dostal, Esq.

cc:	Christopher D. Davies, Chief Executive Officer

Thomas J. Milani, Chief Financial Officer

Figure Acquisition Corp. I